SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

KENT FINANCIAL SERVICES, INC.
(Name of Issuer)

KENT FINANCIAL SERVICES, INC.
HBJ REVOCABLE TRUST
(Name of Persons Filing Statement)

COMMON STOCK
(Title of Class of Securities)

490560208
(CUSIP Number of Class of Securities)

Robert Brantl, Esq.
52 Mulligan Lane
Irvington, NY 10533
914-693-3026
 (Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee
$ 1,608,849	$219.45

*
For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $1,608,849 by the Issuer in lieu of fractional shares immediately following a 2-for-1,771,175 reverse split. The aggregate cash payment is equal to the product of a price of $1.75 per pre-split share and 919,342 pre-split shares, the estimated aggregate number of shares held by the holders of fewer than 1,771,175 pre-split shares.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

1

INTRODUCTION

This to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Kent Financial Services, Inc., a Nevada corporation (“Kent”, the “Company”, “we”, or “our”) and HBJ Revocable Trust in connection with a “going private” transaction.  The fairness of the cash consideration offered in this transaction has been approved by a Special Committee (the “Special Committee”) established by our Board of Directors.  The Special Committee consists of Casey K. Tjang and Diarmuid Boran.  This transaction has been approved by our Board of Directors.  The Board has approved a 2-for-1,771,175 reverse stock split (the “Reverse Split”) such that shareholders owning less than one whole share of our common stock following the Reverse Split will have their fractional shares cancelled and converted into the right to receive the cash consideration described below. The entire going-private transaction, including the Reverse Split and the purchase of fractional shares after the Reverse Split, is referred to below as the “Transaction.”

As a result of the Transaction, those shareholders who own of record or beneficially fewer than 1,771,175 shares of our common stock will have their fractional shares cashed out at a price of $1.75 for each share held by them prior to the effective date of the Reverse Split. The only shareholder who owns 1,771,175 or more shares of our common stock prior to the effective date of the Reverse Split is HBJ Revocable Trust, which will not receive cash as a result of the Reverse Split. As a result of the Reverse Split, HBJ Revocable Trust will become our sole shareholder. The trustees of HBJ Revocable Trust are Bryan P. Healey, who is the Chairman and Chief Executive Officer of Kent, and Jennifer S. Healey, his spouse.

The purpose of the Transaction is to reduce the number of record holders of our common stock to one so that we will be eligible to terminate the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In such case, we will no longer be required to file periodic reports with the Securities and Exchange Commission (the “SEC”), or be subject to the reporting or other obligations under the Exchange Act. The deregistration of our common stock will also have the effect of terminating the quotation of our common stock on the OTCQB.

We have made certain calculations regarding the Reverse Split relating to its effect upon our shareholder base. Based upon a review of a list of our shareholders of record furnished to us by American Stock Transfer & Trust Company, our transfer agent, we believe that the Reverse Split will result in the cancelation of 34.17% of the outstanding shares of our common stock.

The Transaction has been approved by the written consent of HBJ Revocable Trust, which holds shares representing 65.83% of the votes entitled to be cast at a meeting of the Company’s shareholders. No further shareholder approval is required under the Nevada Revised Statutes and, accordingly, no proxies are being solicited in connection with the Transaction.

This Schedule 13E-3 is being filed with the SEC at the same time as the filing of the Company’s disclosure document, the Information Statement on Schedule 14C (the “Information Statement”). The Transaction will be conducted upon the terms and subject to the conditions set forth in the Information Statement. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

Item 1.  Summary Term Sheet. The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)	Name and Address. The information set forth in the Information Statement under the caption “Background – The Filing Persons” is incorporated herein by reference.

(b)	Securities. The information set forth in the Information Statement under the caption “Background – The Company’s Securities” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Information Statement under the caption “Background – The Company’s Securities” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Information Statement under the caption “Background – The Company’s Securities” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)
Prior Stock Purchases. The information set forth in the Information Statement under the caption “Background – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons.

(a)	Name and Address. The information set forth in the Information Statement under the caption “Background – The Filing Persons” is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth in the Information Statement under the caption “Background – The Filing Persons” is incorporated herein by reference.

(c)	Business and Background of Natural Persons. The information set forth in the Information Statement under the caption “Background – Management” is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)	Material Terms. The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

(b)
Different Terms.  The information set forth in the Information Statement under the caption “Summary Term Sheet – Reverse Stock Split” and “Summary Term Sheet – Continuing Shareholders” is incorporated herein by reference.

(c)	Appraisal Rights. The information set forth in the Information Statement under the caption “Special Factors – Dissenters’ Rights” is incorporated herein by reference

(d)	Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption “Special Factors - Access Rights” is incorporated herein by reference.

(e)	Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Information Statement under the caption “Background – Related Party Transactions” is incorporated herein by reference.

(b)	Significant Corporate Events. None.

(c)	Negotiations or Contacts. None.

(d)
Agreements Involving the Company’s Securities. The information set forth in the Information Statement under the caption “Background – Security Ownership of Certain Beneficial Owners and Management” is hereby incorporated by reference with respect to stock options and warrants held by the Company’s officers and directors.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)	Use of Securities Acquired. The information set forth in the Information Statement under the caption “Background – Structure of the Transaction” is incorporated herein by reference.

(b)	Plans. The information set forth in the Information Statement under the caption “Special Factors – Effects of the Reverse Stock Split” is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Information Statement under the caption “Special Factors – Purpose and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Information Statement under the caption “Special Factors – Alternatives to the Reverse Stock Split” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement under the caption “Special Factors – Purpose and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement under the caption “Special Factors – Effects of the Reverse Stock Split” is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

(a)
Fairness.  The information set forth in the Information Statement under the captions “Special Factors – Background of the Transaction”, “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

(b)
Factors Considered in Determining Fairness. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c)
Approval of Security Holders. The information set forth in the Information Statement under the caption “Special Factors – Board of Directors and Shareholder Approval” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement under the caption “Special Factors – Board of Directors and Shareholder Approval” is incorporated herein by reference.

(f)	Other Offers. None.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a)
Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors – Background of Transaction”, “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors – Background of Transaction”, “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

(c)
Availability of Documents. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Information Statement under the caption “Special Factors – Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(c)	Expenses. The information set forth in the Information Statement under the caption “Special Factors – Source and Amount of Funds” is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company.

(a)
Securities Ownership. The information set forth in the Information Statement under the caption “Background – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. Not applicable.

Item 12.  The Solicitation or Recommendation.

(a)	Intent to Tender or Vote in Going-Private Transaction. Not applicable.

(b)	Recommendations of Others. Not applicable.

Item 13.  Financial Statements.

(a)	Financial Statements. The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. None.

(b)	Employees and Corporate Assets. The information set forth in the Information Statement under the caption “Information Statement” is incorporated herein by reference.

Item 15.  Additional Information.

(a)	Other Material Information. The information set forth in the Information Statement and each Exhibit or Appendix thereto is incorporated herein by reference.

Item 16.  Exhibits.

(a)	Information Statement of Kent Financial Services, Inc. filed on December 26, 2012 is incorporated herein by reference.

(b)	Annual Savings Chart is hereby incorporated by reference to Appendix E of the Information Statement of Kent Financial Services, Inc.

(c)	Valuation Report dated December 17, 2012 prepared by Seidman & Co., Inc. is hereby incorporated by reference to Appendix F of the Information Statement of Kent Financial Services, Inc.

(d)	Fairness Opinion, dated December 18, 2012 of Seidman & Co., Inc. is hereby incorporated herein by reference to Appendix G of the Information Statement of Kent Financial Services, Inc.

(e)	The Integra Realty Resources, Inc. appraisal of the Dallas, Texas GSA Office Property acquired as of March of 2011 is filed as Exhibit 16(e) hereto.

( f )	“Special Factors — Dissenters’ Rights” is hereby incorporated herein by reference to the Information Statement of Kent Financial Services, Inc.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

KENT FINANCIAL SERVICES, INC.

By:	/s/ Bryan P. Healey
Name:	Bryan P. Healey
Title:	Chairman and Chief Executive Officer
Dated	December 26, 2012

HBJ REVOCABLE TRUST

By:	/s/ Bryan P. Healey
Name:	Bryan P. Healey
Title:	Trustee
Dated	December 26, 2012